уралсвязьинформ

Открытое акционерное общество «Уралсвязьинформ»
614096, Россия, г. Пермь, ул. Ленина, 68
телефон (3422) 34-12-00, факс (3422) 34-33-36

р/с 40702810700007230300 в АКИБ «Почтобанк»,
к/с 30101810400000000705, БИК 045773705,
ИНН 5902183094, ОКОНХ 52300, ОКПО 01134530

№ 29-4-153 от 14.05.2002
на № от
отдел

02034480

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop
Washington, D.C. 20549
U.S.A.

02 MAY 29 AM 11:10

SUPPL

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. April 25 2002.

Sincerely yours,

PROCESSED
JUN 06 2002
THOMSON FINANCIAL

V.Rybakine
General Director

исп.
телефон

OPEN JOINT-STOCK COMPANY URALSVYAZINFORM
Located: Perm, Lenin St., 68

NOTIFIES ITS SHAREHOLDERS OF THE FORTHCOMING GENERAL SHAREHOLDER MEETING

To be held by means of joint attendance by the shareholders (their proxies) for discussing the items of the agenda and taking decisions on questions, submitted for votes. The resolutions are subject to be delivered (handed over) prior to the AGM
Date of the AGM – May 31, 2002
Time: 10.00 a.m. (local time)
Registration starts at 8.00 a.m.
Location: Perm, Krupskaya Street, 2 (Toll Exchange building)

The persons listed in the company shareholder register as of April 15, 2002 are entitled to participate in the annual general meeting.

The Board of Directors of JSC "Uralsvyazinform" has approved the following agenda of the meeting:

1. Approving the annual report, balance sheet, profit and loss statement, 2001 profit and loss allocation.
2. Quantification of the 2001 dividends and determining the order and time of their payment.
3. Board of Directors members' election.
4. Setting up the Auditing Commission.
5. Making amendments to the Company Charter and their approval.
6. Approving the new edition of AGM procedure
7. Approving the Provision on the Board of Directors in new edition
8. Approving the Provision on the Managing Committee in new edition.
9. Approving the Company Auditor for 2002
10. Introduction of amendments to the Provision on Auditing Commission.
11. Company entering to ISKRA Federal Business Service Network Operators Association.

The information (materials) to be disclosed prior to the AGM involves:

Annual report, annual accounting including auditor's conclusion, auditing committee's conclusion on the results of annual accounting audit, information on candidates to the Board of Directors, information on candidates to the auditing committee of the company, a new edition of the company's charter, a new edition of the AGM procedure, a new edition of the provision on the Board of Directors, draft of provision on the managing committee, data on the company auditor, constitutive documents of ISKRA Federal Business Service Network Operators Association, drafts of decisions of the AGM

The information mentioned may be acquainted with within 30 days before the AGM at the location of Perm, Lenin Street 68, office # 302 at workdays (8.30 to 17.30), phone number: +7 3422 343872, +7 3422 905863.

Coming to the Meeting the shareholders should have the identity card and voting Resolutions, and the shareholders' representatives, apart from that, should have the power of attorney duly certified.

A shareholder has the right to take part in a voting on the agenda by sending his Resolutions to **68, Lenin str., Perm, Russia, office 302**. The votes sent by the above-mentioned Resolutions will be taken into account to secure a quorum and to sum up the results of voting provided that the Company receives them two days prior to the AGM date, i.e. not later than May 28, 2002 , 10:00 a.m.

If voting is made via proxies, a letter of attorney (or a certified copy) must be enclosed with the resolutions.

Board of Directors of JSC "Uralsvyazinform"

For voting at the annual general meeting of the company shareholders
By way of joint attendance for discussing the items of the agenda and taking decisions on the questions submitted for votes.
Subject to preliminary delivery to the shareholders

Date of event: May 31, 2002
Location: Perm, Krupskaya Str., 2 (Toll Exchange building)
Time: 10 a.m.
Mailing address to submit resolutions filled out:
Uralsvyazinform, Investor Relations Dept., office 302, 614096 Perm, Lenin St, 68, Russian Federation

Personal account # in the shareholders' register:

The number of voting shares, held by the shareholder:

Resolution on the 1st item of the agenda:
APPROVING THE ANNUAL REPORT, BALANCE SHEET, PROFIT AND LOSS STATEMENT, 2001 PROFIT AND LOSS ALLOCATION
RESOLUTION

To approve the annual report, balance sheet, profit and loss statement, and 2001 profit and loss allocation.

ALTERNATIVES

For Against Abstain

Leave only one of the alternatives (cross out the two unnecessary)

Shareholder's (his proxy's) signature ______________________

(for the shareholder's proxy – the name who signs the Resolution and the reference number of the document proving his/her authorities). The ballot must be signed by the shareholder (shareholder's proxy)

Open Joint stock company Uralsvyazinform (Perm, Lenin Street, 68)

RESOLUTION № 2

For voting at the annual general meeting of the company shareholders
By way of joint attendance for discussing the items of the agenda and taking decisions on the questions submitted for votes.
Subject to preliminary delivery to the shareholders

Date of event: May 31, 2002
Location: Perm, Krupskaya Str., 2 (Toll Exchange building)
Time: 10 a.m.
Mailing address to submit resolutions filled out:
Uralsvyazinform, Investor Relations Dept., office 302, 614096 Perm, Lenin St, 68, Russian Federation

Personal account # in the shareholders' register:

The number of voting shares, held by the shareholder:

Resolution on the 2nd item of the agenda:
QUANTIFICATION OF 2001 DIVIDENDS, DETERMINING THE ORDER AND TIME FOR THEIR PAYMENT
RESOLUTION
To pay the 2001 annual dividends at the rate of RUR0.0012 per 1 common share of the company with par value of RUR0.12. The payment will be made in cash in the period from August 1, 2002 to December 31, 2002.

ALTERNATIVES:

For Against Abstain

Leave only one of the alternatives (cross out the two unnecessary)

Shareholder's (his proxy's) signature ______________________

(for the shareholder's proxy – the name who signs the Resolution and the reference number of the document proving his/her authorities). The ballot must be signed by the shareholder (shareholder's proxy)

For voting at the annual general meeting of the company shareholders

By way of joint attendance for discussing the items of the agenda and taking decisions on the questions submitted for votes.

Subject to preliminary delivery to the shareholders

Date of event: May 31, 2002
Location: Perm, Krupskaya Str., 2 (Toll Exchange building)
Time: 10 a.m.
Mailing address to submit resolutions filled out
Uralsvyazinform, Investor Relations Dept., office 302, 614096 Perm, Lenin St, 68, Russian Federation

Personal account # in the shareholders' register:

The number of voting shares, held by the shareholder:

Resolution on the 3rd item of the agenda:
ELECTIONS TO THE BOARD OF DIRECTORS

A shareholder is entitled to give all of his/her votes as specified above for one candidate, or alternatively, split his/her votes among two or more candidates. The total of votes, thus shared between the candidates must not exceed the number of votes, belonging to a shareholder. The candidates that receive majority of votes are considered elected to the Board of Directors

Name	Number of votes for each candidate
Vadim E. Belov	
Yuri A. Bilibin	
Alla B. Grigorieva	
Vladimir A. Zhuk	
Anton I. Osipchuk	
Leonid M. Perminov	
Vladimir I. Rybakin	
Sergei Y. Yurpalov	

Shareholder's (his proxy's) signature ______________________

(for the shareholder's proxy – the name who signs the Resolution and the reference number of the document proving his/her authorities). The ballot must be signed by the shareholder (shareholder's proxy)

Open Joint stock company Uralsvyazinform (Perm, Lenin Street, 68)

RESOLUTION № 4

For voting at the annual general meeting of the company shareholders

By way of joint attendance for discussing the items of the agenda and taking decisions on the questions submitted for votes.

Subject to preliminary delivery to the shareholders

Date of event: May 31, 2002
Location: Perm, Krupskaya Str., 2 (Toll Exchange building)
Time: 10 a.m.
Mailing address to submit resolutions filled out
Uralsvyazinform, Investor Relations Dept., office 302, 614096 Perm, Lenin St, 68, Russian Federation

Personal account # in the shareholders' register:

The number of voting shares, held by the shareholder:

Resolution on the 4th item of the agenda:
SETTING UP THE AUDITING COMMITTEE

RESOLUTION

To elect the 5-member auditing committee out of the candidates suggested
(The candidates that receive majority of votes are considered elected to the Auditing Committee)

Name	Leave only one of the alternatives (cross out the two unnecessary)			**Signature** (in each line)
Sergei I. Alyokhin	For	Against	Abstain	
Svetlana I. Balueva	For	Against	Abstain	
Vladimir V. Kozin	For	Against	Abstain	
Sergei V. Podosinov	For	Against	Abstain	
Irina V. Prokofieva	For	Against	Abstain	
Sergei B. Yankovski	For	Against	Abstain	

Shareholder's (his proxy's) signature ______________________

(for the shareholder's proxy – the name who signs the Resolution and the reference number of the document proving his/her authorities). The ballot must be signed by the shareholder (shareholder's proxy)

For voting at the annual general meeting of the company shareholders
By way of joint attendance for discussing the items of the agenda and taking decisions on the questions submitted for votes.
Subject to preliminary delivery to the shareholders

Date of event: May 31, 2002
Location: Perm, Krupskaya Str., 2 (Toll Exchange building)
Time: 10 a.m.
Mailing address to submit resolutions filled out
Uralsvyazinform, Investor Relations Dept., office 302, 614096 Perm, Lenin St, 68, Russian Federation

Personal account # in the shareholders' register:

The number of voting shares, held by the shareholder:

Resolution on the 5th item of the agenda:
MAKING AMENDMENTS TO THE COMPANY CHARTER AND THEIR APPROVAL
RESOLUTION
To approve the new edition of the Company charter

ALTERNATIVES

For **Against** **Abstain**

Leave only one of the alternatives (cross out the two unnecessary)

Shareholder's (his proxy's) signature ______________________

(for the shareholder's proxy – the name who signs the Resolution and the reference number of the document proving his/her authorities). The ballot must be signed by the shareholder (shareholder's proxy)

Open Joint stock company Uralsvyazinform (Perm, Lenin Street, 68)

RESOLUTION № 6

For voting at the annual general meeting of the company shareholders
By way of joint attendance for discussing the items of the agenda and taking decisions on the questions submitted for votes.
Subject to preliminary delivery to the shareholders

Date of event: May 31, 2002
Location: Perm, Krupskaya Str., 2 (Toll Exchange building)
Time: 10 a.m.
Mailing address to submit resolutions filled out
Uralsvyazinform, Investor Relations Dept., office 302, 614096 Perm, Lenin St, 68, Russian Federation

Personal account # in the shareholders' register:

The number of voting shares, held by the shareholder:

Resolution on the 6th item of the agenda:
APPROVING THE NEW EDITION OF THE AGM PROCEDURE
RESOLUTION
To approve the AGM procedure in new edition.

ALTERNATIVES:

For **Against** **Abstain**

Leave only one of the alternatives (cross out the two unnecessary)

Shareholder's (his proxy's) signature ______________________

(for the shareholder's proxy – the name who signs the Resolution and the reference number of the document proving his/her authorities). The ballot must be signed by the shareholder (shareholder's proxy)

For voting at the annual general meeting of the company shareholders

By way of joint attendance for discussing the items of the agenda and taking decisions on the questions submitted for votes.

Subject to preliminary delivery to the shareholders

Date of event: May 31, 2002
Location: Perm, Krupskaya Str., 2 (Toll Exchange building)
Time: 10 a.m.
Mailing address to submit resolutions filled out
Uralsvyazinform, Investor Relations Dept., office 302, 614096 Perm, Lenin St, 68, Russian Federation

Personal account # in the shareholders' register:

The number of voting shares, held by the shareholder:

Voting on the 7th item of the agenda:

APPROVING THE PROVISION ON THE BOARD OF DIRECTORS IN NEW EDITION

RESOLUTION

To approve the Provision on the Board of Directors in new edition.

ALTERNATIVES

For Against Abstain

Leave only one of the alternatives (cross out the two unnecessary)

Shareholder's (his proxy's) signature ______________________

(for the shareholder's proxy – the name who signs the Resolution and the reference number of the document proving his/her authorities). The ballot must be signed by the shareholder (shareholder's proxy)

Open Joint stock company Uralsvyazinform (Perm, Lenin Street, 68)

RESOLUTION № 8

For voting at the annual general meeting of the company shareholders

By way of joint attendance for discussing the items of the agenda and taking decisions on the questions submitted for votes.

Subject to preliminary delivery to the shareholders

Date of event: May 31, 2002
Location: Perm, Krupskaya Str., 2 (Toll Exchange building)
Time: 10 a.m.
Mailing address to submit resolutions filled out
Uralsvyazinform, Investor Relations Dept., office 302, 614096 Perm, Lenin St, 68, Russian Federation

Personal account # in the shareholders' register:

The number of voting shares, held by the shareholder:

Voting on the 8th item of the agenda:

APPROVING THE PROVISION ON THE MANAGING COMMITTEE IN NEW EDITION

RESOLUTION

To approve the Provision on the Management Committee in new edition

ALTERNATIVES:

For Against Abstain

Leave only one of the alternatives (cross out the two unnecessary)

Shareholder's (his proxy's) signature ______________________

(for the shareholder's proxy – the name who signs the Resolution and the reference number of the document proving his/her authorities). The ballot must be signed by the shareholder (shareholder's proxy)

For voting at the annual general meeting of the company shareholders

By way of joint attendance for discussing the items of the agenda and taking decisions on the questions submitted for votes.

Subject to preliminary delivery to the shareholders

Date of event: May 31, 2002
Location: Perm, Krupskaya Str., 2 (Toll Exchange building)
Time: 10 a.m.
Mailing address to submit resolutions filled out
Uralsvyazinform, Investor Relations Dept., office 302, 614096 Perm, Lenin St, 68, Russian Federation

Personal account # in the shareholders' register:

The number of voting shares, held by the shareholder:

Voting on the 9th item of the agenda:

APPROVING THE COMPANY AUDITOR FOR 2002

RESOLUTION

To approve Ernst & Young Vneshaudit plc as the Company auditor for the year of 2002.

ALTERNATIVES

For Against Abstain

Leave only one of the alternatives (cross out the two unnecessary)

Shareholder's (his proxy's) signature ______________________

(for the shareholder's proxy – the name who signs the Resolution and the reference number of the document proving his/her authorities). The ballot must be signed by the shareholder (shareholder's proxy)

Open Joint stock company Uralsvyazinform (Perm, Lenin Street, 68)

RESOLUTION № 10

For voting at the annual general meeting of the company shareholders

By way of joint attendance for discussing the items of the agenda and taking decisions on the questions submitted for votes.

Subject to preliminary delivery to the shareholders

Date of event: May 31, 2002
Location: Perm, Krupskaya Str., 2 (Toll Exchange building)
Time: 10 a.m.
Mailing address to submit resolutions filled out
Uralsvyazinform, Investor Relations Dept., office 302, 614096 Perm, Lenin St, 68, Russian Federation

Personal account # in the shareholders' register:

The number of voting shares, held by the shareholder:

Voting on the 10th item of the agenda:

INTRODUCTION OF AMENDMENTS TO THE PROVISION ON AUDITING COMMISSION

RESOLUTION

To approve amendments to the Provision on auditing commission

To introduce amendments to the provision on the company's auditing commission	**Alternatives**	**Signature**
1. To restate the 1st paragraph of item 7.4 as suggested: "A member of auditing commission is compensated on the 50% basis of the reward, envisaged for a member of the Board of Directors"	For, Against, Abstain	

Leave only one of the alternatives (cross out the two unnecessary)

Shareholder's (his proxy's) signature ______________________

(for the shareholder's proxy – the name who signs the Resolution and the reference number of the document proving his/her authorities). The ballot must be signed by the shareholder (shareholder's proxy)

For voting at the annual general meeting of the company shareholders

By way of joint attendance for discussing the items of the agenda and taking decisions on the questions submitted for votes.

Subject to preliminary delivery to the shareholders

Date of event: May 31, 2002
Location: Perm, Krupskaya Str., 2 (Toll Exchange building)
Time: 10 a.m.
Mailing address to submit resolutions filled out
Uralsvyazinform, Investor Relations Dept., office 302, 614096 Perm, Lenin St, 68, Russian Federation

Personal account # in the shareholders' register:

The number of voting shares, held by the shareholder:

Voting on the 9th item of the agenda:

COMPANY ENTERING ISKRA FEDERAL BUSINESS SERVICE NETWORK OPERATORS ASSOCIATION

RESOLUTION

To join the federal business service network operators association (ISKRA)

ALTERNATIVES

For **Against** **Abstain**

Leave only one of the alternatives (cross out the two unnecessary)

Shareholder's (his proxy's) signature ______________________

(for the shareholder's proxy – the name who signs the Resolution and the reference number of the document proving his/her authorities). The ballot must be signed by the shareholder (shareholder's proxy)